# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cardiol Therapeutics Inc., CIK 0001702123
CUSIP: 14161Y200
Title of class of securities: Class A Common Shares
Address of issuer's principal executive offices: 602-2265 UPPER MIDDLE ROAD EAST, 602-2265 UPPER MIDDLE ROAD EAST, OAKVILLE, Ontario Canada (A6), L6H 0G5
Date of event which requires filing of this statement: 09/02/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001879713-25-000002
Filed by CIK 0001879713

## Reporting persons
- Tejara Capital Ltd: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 6,382,551; aggregate amount beneficially owned 6,382,551 (5.3% of the class)
  Comment: Fund Manager authorised by FCA in UK

## Item 1. Issuer
Name of issuer: Cardiol Therapeutics Inc.
Address of issuer's principal executive offices: 602-2265 UPPER MIDDLE ROAD EAST, 602-2265 UPPER MIDDLE ROAD EAST, OAKVILLE, ONTARIO, CANADA, L6H 0G5.

## Item 2. Person Filing
Name of person filing:
i. Trefoil Select Funds SPC-Stylus SP
ii. Tejara Capital Limited
Address of principal business office or, if none, residence:
i. C/O Apex Funds Services Cayman Ltd, 3rd Floor, Citrus Gove Building, 106 Goring Ave, Grand Cayman, George Town KY1-1001, Cayman Islands

ii. 4th Floor, 40 Grosvenor Gardens, London SW1W 0EB, United Kingdom
Citizenship:
i. Cayman
ii. United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Tejara Capital Limited is authorised by FCA in UK as a fund manager and it manages the fund Trefoil Select Funds SPC- Stylus SP, that is registered in Cayman

## Item 4. Ownership
Amount beneficially owned: 6,382,551
Percent of class: 5.3
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,382,551

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a fund manager authorised and regulated by the FCA in the UK is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Tejara Capital Ltd: Miyan Mansur Mannan, DIRECTOR (09/23/2026)